ARGOSY MINERALS INC.

ARBN 073 391 189

HALF YEAR REPORT FOR THE PERIOD

ended June 30, 2008

CONTENTS

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Directors Report

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Report of Independent Accountants

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Consolidated Balance Sheets

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Consolidated Statement of Operations and Deficit

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Consolidated Statements of Cash Flows

-

Notes to the Consolidated Financial Statements

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Directors’ Declaration

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Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

The directors present their report on the consolidated half year report of Argosy Minerals Inc. (the “Corporation”) and all the entities controlled by it at the end of or during the half year ended June 30, 2008.

Directors

The following persons were directors of the Corporation during the whole of the half year and up to the date of this Report:

-

Peter H. Lloyd

-

Cecil R. Bond

-

John Maloney

-

Philip Thick

Review of Operations:

A summary of the consolidated results is set out below:

		2008	2007
		($000)	($000)
Income:
	Interest	95	45
	Foreign Exchange Gain /(Loss)	245	(17)
		340	28
Expenses:
	Administration Expenses	135	152
	Arbitration Expenses	346	86
	Management and Consulting fees	300	115
	Project Assessment	47	574
	Stock Based Compensation	1,749	856
	Salaries and Benefits	49	100
	Travel	-	37

		2,626	1,920
Loss for the Period		(2,286)	(1,892)

Comments on the consolidated results are set out below:

a)

Interest and Foreign exchange gain/ (loss).

Interest income increased during the current period due to increased cash balances following the capital raising of $2.75 million completed in May 2007.  As the Corporation has no current source of revenue, cash balances will be used to fund operations and will continue to decline unless further capital raisings are undertaken or the Corporation sells or joint-ventures its projects.  The foreign exchange gain arose from the Corporation holding substantial cash balances in Australian dollars and the Australian dollar exchange rate strengthening during the period.

b)

Administrative Expenses and Salaries and Benefits

Administrative expenses decreased by approximately $17,000 mainly due to decreased transfer agent and filing fees which were higher in 2007 due to costs associated with the issue of shares in 2007 while salaries and benefits decreased by $51,000 due to reduced staff levels and management performing more administrative functions.

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Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

c)

Management and Consulting

Management and Consulting fees have increased due to an increase in monthly fees and as a result of management performing increased functions due to a reduction in other staff (see decreased salaries and benefits).

d)

Project Assessment

Project assessment expenditures have decreased significantly as the Corporation decided not to continue with the Lac Panache, Fish Creek and Copper Cliff Projects in Canada.  Expenditures on other new projects also decreased due to delays in receiving the necessary approval to proceed with further assessment.  For details of expenditure see note 5 to the Consolidated Financial Statements.

e)

Stock Based Compensation

Stock based compensation expense arose due to the expense associated with the granting of incentive stock options to directors and the requirement to recognize an expense for employee stock based compensation.

f)

Travel

Due to the location of projects the Corporation is pursuing, substantial amounts of travel are required.  Travel costs have decreased in the period ended June 30, 2008 due to the delays noted in (d) above.

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Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

We have reviewed the consolidated balance sheet of Argosy Minerals Inc. as at June 30, 2008, and the consolidated statement of operations and deficit and cash flow for the three and six month periods then ended.  These consolidated financial statements are the responsibility of management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor.  Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of and having discussions with persons responsible for financial and accounting matters.  An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these consolidated interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of Argosy Minerals Inc. to assist it in discharging its regulatory obligation to review these consolidated financial statements and should not be used for any other purpose.  Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third party. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

Review Report to the Audit Committee of Argosy Minerals Inc.

Toronto, Ontario

Chartered Accountants

August 27, 2008

Licensed Public Accountants

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Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED BALANCE SHEETS
(Unaudited, Prepared by Management)
As at June 30, 2008 and December 31, 2007
(Expressed in Canadian Dollars)

			(Audited)
		June 30, 2008	Dec. 31, 2007
ASSETS
Current Assets
Cash and cash equivalents		$ 3,080,402	$ 3,341,050
Accounts receivable and prepaids		5,908	6,916
		3,086,310	3,347,966

Office equipment and furniture		11,622	13,723
		$ 3,097,932	$ 3,361,689

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$ 446,461	$ 172,622

SHAREHOLDERS' EQUITY
Capital Stock
Authorised - unlimited
Issued - common shares	Note 6(b)	46,991,751	46,991,751
Contributed Surplus	Note 6(c)	3,013,073	1,264,482
		50,004,824	48,256,233
Deficit		(47,353,353)	(45,067,166)
		2,651,471	3,189,067
		$ 3,097,932	$ 3,361,689

APPROVED BY THE DIRECTORS

_________________________________

_________________________________

John Maloney, Director

Cecil Bond, Director

The attached notes are an integral part of these financial statements

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Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited, Prepared by Management)
For the Three Months and Six Months ended June 30, 2008 and 2007

			Three Months ended June 30		Six Months ended June 30
			2008	2007	2008	2007
Income:
	Interest income and other		$ 49,669	$ 26,656	$ 95,095	$ 44,865
	Foreign exchange gain/(loss)		77,813	(17,919)	245,054	(16,464)
			127,482	8,737	340,149	28,401

Expenses:
	Accounting and audit		20,139	11,646	20,139	12,324
	Arbitration		240,947	62,963	346,081	86,237
	Bank charges		2,307	555	2,671	1,013
	Depreciation		1,051	4,583	2,101	4,583
	Directors' fees		16,658	7,705	32,567	23,841
	Insurance		1,787	1,706	1,787	1,706
	Legal		663	7,101	5,650	7,101
	Management and consulting fees		144,728	54,367	300,007	114,645
	Office		3,398	8,853	7,294	10,677
	Project assessment	Note 5	(2,115)	540,249	46,699	574,193
	Rent		8,266	5,537	16,584	16,463
	Salaries and benefits		22,296	46,560	49,055	100,116
	Shareholder communications		14,882	20,888	15,678	21,078
	Stock based compensation		1,748,591	856,164	1,748,591	856,164
	Telecommunications		2,043	2,168	3,300	2,852
	Transfer agent and stock exchange		19,234	45,395	28,132	50,131
	Travel			30,739	-	37,245

			2,244,875	1,707,179	2,626,336	1,920,369

Loss and comprehensive loss for the period			(2,117,393)	(1,698,442)	(2,286,187)	(1,891,968)

Deficit,	beginning of period		(45,235,960)	(42,440,803)	(45,067,166)	(42,247,277)

Deficit,	end of period		$ (47,353,353)	$ (44,139,245)	$ (47,353,353)	$ (44,139,245)

Basic & Diluted Loss per
Common Share			($0.02)	($0.02)	($0.02)	($0.02)

Weighted Average Number of Common Shares Outstanding			99,919,105	97,119,105	99,919,105	97,119,105

The attached notes are an integral part of these financial statements

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Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three and Six Months ended June 30, 2008 and 2007

	Three Months Ended June 30		Six months ended June 30
Cash Provided From (Used For):	2008	2007	2008	2007
Operating Activities
Loss for the period	$ (2,117,393)	$ (1,698,442)	$ (2,286,187)	$ (1,891,968)
Adjustments for:
Depreciation	1,051	4,583	2,101	4,583
Foreign exchange (gain)/loss	(77,813)	17,919	(245,054)	14,464
Property option fees settled through issuance of stock	-	94,889	-	94,889
Stock based compensation	1,748,591	856,164	1,748,591	856,164
	(445,564)	(724,887)	(780,549)	(921,868)

Changes in Non-cash working capital
(Increase)/decrease in accounts receivable and prepaids	1,579	(15,531)	1,008	(11,286)
Increase/(decrease) in accounts payable & accrued liabilities	228,846	453	273,839	(6,099)
Cash Flows from Operating Activities	(215,139)	(739,965)	(505,702)	(939,253)

Cash Flows from Investing Activities
Acquisition of Equipment	-	15,293		(15,293)
	-	15,293	-	(15,293)
Cash Flows from Financing Activities
Issue of Capital Stock	-	2,747,248		2,747,248
	-	2,747,248	-	2,747,248

Foreign Exchange Gain/(Loss) on Cash held in Foreign Currency	77,813	(17,919)	245,054	(14,464)

Increase/(Decrease) in Cash & Cash Equivalents	(137,326)	1,974,071	(260,648)	1,778,238

Cash & Cash Equivalents at Beginning of Period	3,217,728	2,160,498	3,341,050	2,356,331

Cash & Cash Equivalents at End of Period	$ 3,080,402	$ 4,134,569	$ 3,080,402	$ 4,134,569

The attached notes are an integral part of these financial statements

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Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

Notes to the Consolidated Financial Statements

1.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except where noted, follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 2007 and should be read in conjunction with those statements.

The Corporation and its subsidiaries are engaged in the exploration of mineral properties and is considered to be an exploration stage company.  The Corporation is in the process of investigating possible property acquisitions.  In August 2002 the Corporation’s subsidiary, Andover Resources N.L., declared force majeure and curtailed its activities in Burundi as a result of the deterioration of the security situation, however in 2005 following elections and the formation of a new government in Burundi, the Corporation lifted force majeure and entered into discussions with the Ministry for Mines regarding the continuation of the Mining Convention and recommencing activities in Burundi. See Note 4(a).

The Corporation is in the process of exploring mineral properties and has not yet determined whether these properties contain deposits that are economically recoverable.  The continuing operations of the Corporation is dependent upon, obtaining necessary financing to meet its commitments as they come due and to finance exploration and development of the properties, the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties and upon future profitability, production or proceeds from disposition of the mineral properties.

At June 30, 2008, the Corporation had working capital of approximately $2.6 million, which it believes is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months at current levels of activity.  While the Corporation has been successful in raising its required funding from outside sources in the past, it cannot be certain that any such funding would be available in the future, or that funds would be available on terms acceptable to management.  Management assessed the Corporation's net asset value, forecasted cash flow resources and future commitments and is confident that the Corporation will continue as a going concern.

2.

Changes in Accounting Policies and New Accounting Developments

(i)   Capital Disclosures, Section 1535

Effective January 1, 2008, the Corporation adopted Section 1535 “Capital Disclosures” which requires the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.  Disclosures required by this standard are included in Note 10.

(ii)  Going Concern - Amendments to Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

(iii) Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

Effective January 1, 2008, the Corporation adopted Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Presentation”.  These Sections require entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial

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Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.  Disclosures required by this standard are included in Note 11.

(iv)  Goodwill and intangible assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”.  The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of this new accounting standard on its consolidated financial statements.

(v)  International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Corporation for the year ended December 31, 2010.  While the Corporation has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries after elimination of inter-company accounts and transactions:

Company Name	Country
Argosy Mining Corporation Pty. Ltd.	South Africa
Andover Resources N.L. ("Andover")	Australia
Argosy Energy Zambia Ltd	Zambia

Financial Statement Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the period.  Significant areas where management’s judgement is applied are mineral property valuations, valuation of future income tax benefits and contingent liabilities.  Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits maturing within 90 days of the original date of acquisition.  In order to limit its exposure to losses, the Corporation deposits its funds with major Canadian and

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Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

Australian banks.  A significant portion of the cash balances are held in Australian dollars, accordingly, the Corporation has exposure to fluctuations in currency exchange rates.

Office Equipment and Furniture

Amortization is provided on office equipment and furniture using the straight line method over the estimated useful lives of the assets.

Project Assessment Expenditures

Project assessment costs consist of expenditures to evaluate new projects.  These expenditures are charged to income when incurred.  Once the Corporation decides to acquire the property, costs associated with further exploration or development are accounted for as described under Mineral Properties and Deferred Costs below.  Included in project assessment expenditures are option payments for mineral properties.  These payments are charged to income when incurred.

Mineral Properties and Deferred Costs

The costs of acquiring mineral properties, and related exploration and development costs, are deferred until the property to which they relate is placed into production, sold or abandoned.  Deferred costs will be amortized on a unit production basis of the ore body following commencement of production, or written off if the property is sold or abandoned.

The Corporation will reduce the carrying value of mineral properties and deferred costs by any amount received from the introduction of a joint venture partner.

Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Corporation's investment in mineral properties.  Although management makes its best estimate of these factors, where applicable, based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of the recoverability of mineral properties and deferred costs and the need for asset impairment write-downs.

Although the Corporation has taken steps to investigate title to mineral properties in which it has an interest, these procedures do not guarantee the Corporation's title.  Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Stock Based Compensation

The Corporation prospectively adopted the amended requirements of CICA 3870, Accounting for Stock Based Compensation and Other Stock Based Payments, in the year ended December 31, 2003.  These amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options.  Stock based compensation expense is calculated using the Black-Scholes Model which requires the input of highly subjective assumptions including expected stock price volatility.  Differences in input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of any stock options granted.

Loss per Common Share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each period.  Basic and fully diluted loss per share is the same as the effect of potential issues of shares under stock option arrangements would be anti-dilutive.

Foreign Currency Translation

The Corporation’s foreign subsidiaries are integrated foreign operations.  Currency translations into Canadian dollars are made as follows:

(i)

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date;

(ii)

non-monetary items at rates prevailing when they are acquired;

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Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

(iii)

exploration costs and administration costs at average rates for the period.

Gains and losses arising on currency translation are included in the statement of operations.

Financial Instruments

The fair value of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying amounts.  The Corporation is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.  The Corporation is exposed to foreign exchange risk due to it holding substantial cash balances in Australian dollars.

Income taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheet are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Valuation allowances are established when necessary to reduce future income tax assets arising from loss carry-forwards to amounts expected to be realized.

4.

Mineral Properties

a)

Burundi Nickel Project

During 1998, Andover entered into a Protocol Agreement with the Republic of Burundi acquiring the exclusive rights to the Musongati nickel project.  On February 11, 1999, a Mining Convention setting out Andover's rights and obligations for the completion of a feasibility study on the Musongati nickel project was ratified by the Burundian Parliament.  The Mining Convention requires that Andover complete a feasibility study for the development of a nickel/cobalt processing facility by the end of 2001 or such later date as may be determined by extensions granted by the Minister of Mines.  On April 19, 2000, Andover declared force majeure and curtailed its activities in Burundi as a result of the deterioration in security in the region.  Pursuant to the terms of the Mining Convention the declaration of force majeure may be in place for up to two years during which time Andover’s obligations are interrupted and the completion of the feasibility study delayed by the period of force majeure.  Pursuant to the terms of the Mining Convention, Andover was required to post a performance bond of US$100,000.  The term of the performance bond provided by Andover expired during 2002.  A new performance bond will be required should Andover re-commence activity in Burundi.

On March 28, 2002 Andover announced the withdrawal of the declaration of force majeure and planned to resume its exploration activities, however security deteriorated ahead of the implementation of an agreed cease-fire between various political parties and Andover re-imposed the declaration of force majeure in August 2002.  At December 31, 2002, the Corporation wrote off its investment in the project of $7,973,049, to recognize the reduction in value due to the ongoing political instability in the country and the failure of nickel laterite projects around the world. Following improved security conditions, Andover lifted force majeure in July 2004 and commenced planning of a drilling program at Musongati.  However, following a massacre outside Bujumbura, Andover re-imposed force majeure in August, 2004.  In 2005, following elections, a new government was elected, resulting in improving stability in Burundi.  Consequently, Andover lifted the declaration of force majeure in May 2005 and commenced discussions with the Ministry of Mines regarding the continuation of the Mining Convention and the re-commencement of activities at Musongati.

On June 20, 2007 Andover instructed legal counsel to commence arbitral proceedings under the Rules of the International Court of Arbitration of the ICC in Paris against the Government of Burundi to enforce its rights pursuant to the Mining Convention.  The decision was taken after extensive but futile attempts by Andover to negotiate with the Government of Burundi to continue its work under the Mining Convention and to obtain the necessary research permit from the Minister of Mines for that purpose.

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Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

b)

Lac Panache, Fish Creek and Copper Cliff Properties – Sudbury, Ontario

During 2007 the Corporation continued to evaluate the Lac Panache, Fish Creek and Copper Cliff properties in Sudbury, Ontario acquired under option agreements entered into in 2005 and 2007.  As results from exploration activities on these projects did not merit further work, the Corporation terminated the option agreements in November 2007.

5.

Project Assessment Expenditures

Details of Project Assessment Expenditures during the period ended June 30, 2008 and 2007 are as follows:

	2008	2007
Lac Panache Project
Geological and Consulting	$ -	$ 6,698
Assays	-	-
Option and Claim Fees	-	60,000
		66,698
Fish Creek
Option Fees	-	10,000
Geological and Consulting	-	6,698
		16,698
Copper Cliff
Option Fees	-	129,049
Geological and Consulting	1,158	6,698
	1,158	135,747
Musongati
Consulting	13,713	8,539
Travel		101,002
	13,713	109,541
Other Projects
Consulting	10,619	193,211
Travel and miscellaneous	21,210	52,298
	31,829	245,509
Total	$ 46,699	$ 574,193

6.

Capital Stock

a)

Authorised Capital Stock

The Corporation is authorised to issue an unlimited number of common shares without par value.

b)

Issued and outstanding

	Number of Shares	Amount
Total issued and outstanding - June 30, 2008 and December 31, 2007	99,919,105	$ 46,991,751

c)

Contributed Surplus

Opening balance	$ 1,264,482
Grant of stock options	1,748,591
$ 3,013,073

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Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

Stock Options

The Corporation grants stock options to employees as determined by the Corporation's Board of Directors.  Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders.

Compensation expense of $1,748,591 recognised in 2008 (2007 – $856,164) on the 6,500,000 stock options granted and vested during the period was calculated using the Black Scholes model utilizing the following assumptions:

Risk free interest rate

2.8%

Expected life of stock options

5 years

Expected volatility

1.50-1.55

Expected dividend

Nil

Any consideration paid by employees on the exercise of stock options is credited to capital stock.

		June 30, 2008		December 31, 2007
		Weighted		Weighted
	Shares	Average	Shares	Average
		Exercise Price		Exercise Price

Options outstanding and exercisable
- Beginning of Year	7,850,000	$0.21	7,100,000	$0.20

Granted	6,500,000	$0.34	2,750,000	$0.43
Cancelled/expired	-		(1,500,000)	$0.09
Exercised	-		(500,000)	$0.09

Options outstanding and exercisable
- End of Period	14,350,000	$0.28	7,850,000	$0.21

The status of stock options granted to employees and directors as at June 30, 2008 and December 31, 2007 and the changes during the periods ended on those dates is presented below:

All options granted in May 2008 have an exercise price of Australian $0.35 ($0.34).  The weighted average remaining contractual life of the options is 4.1 years.

7.

Related Party Transactions

During the period ended June 30, 2008, $332,574 (June 30, 2007 - $207,630) was paid or accrued to four directors of the Corporation, or to companies controlled by them, for director’s fees, management consulting services and project management and assessment services.

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Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

In addition $44,683 (June 30, 2007 - $47,941) was paid or accrued to an Australian company and $18,869 (June 30, 2007 - $5,796) to a Canadian company, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and personnel in Canada respectively.  These services are reimbursed at cost, which approximate fair value.

At June 30, 2008, management and consulting fees and directors’ fees payable amounted to $86,781 (2007 - $nil). These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Fees paid to each non-executive director do not exceed Australian $30,000 per annum except for fees paid to the Chairman which are set at Australian $40,000 per year.

8.

Income Taxes

A potential future income tax asset of approximately $3,499,000 arises from the following loss carry forwards (for Canadian Tax purposes):

a) Non capital loss carry forwards	$ 9,035,000
b) Other deductible tax amounts	1,219,000
$ 10,254,000

The non-capital loss carry forwards can be offset against income for Canadian purposes in future years and expire as follows:

2009	$ 1,506,000
2010	1,505,000
2011	2,088,000
2015	1,067,000
2026	999,000
2027	1,449,000
2028	421,000
Total	$ 9,035,000

The Corporation has reduced the value of the potential future income tax asset to $Nil through the application of a valuation allowance of $3,499,000 as the Corporation does not have any current source of income to which the tax losses can be applied.

The Corporation’s statutory tax rate of 34.12% (2007–34.12%) has been reduced to an effective rate of nil% (2007–nil%) due to losses for which no tax benefit has been recognized.

9.

Segmented Information

	2008
	Canada	Australia	Total
Current Assets	$886,676	$2,199,634	$3,086,310
Office equipment and furniture	-	11,622	11,622
	$886,676	$2,211,256	$3,097,932
	2007
	Canada	Australia	Total
Current Assets	$1,055,800	$2,292,166	$3,347,966
Office equipment and furniture	-	13,723	13,723
	$1,055,800	$2,305,889	$3,361,689

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Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

The Corporation’s sole operating segment is the exploration for mineral resources.

10.

Management of Capital

The Corporation’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the acquisition and potential development of mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the management of capital, the Corporation includes the components of shareholders’ equity as well as cash and cash equivalents.

The Corporation manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust its capital structure, the Corporation may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Corporation prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Corporation does not pay out dividends.

The Corporation’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with initial maturity terms of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Corporation expects that its current capital resources will be sufficient to carry out its exploration plans and operations through its current operating period.

11.

Financial Instruments

a)

Fair Value

The fair value of financial instruments at June 30, 2008 and December 31, 2007 is summarized as follows:

	June 30, 2008		December 31, 2007
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$3,080,402	$3,080,402	$3,341,050	$3,341,050
Accounts receivable and prepaid expenses	5,908	5,908	6,916	6,916
Financial Liabilities
Accounts payable and accrued liabilities	$446,461	$446,461	$172,622	$172,622

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

b)

Financial Risk Management

The Corporation’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

.

Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Corporation to credit risk consist of cash and cash equivalents and accounts receivable.  The Corporation deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and Australia.

Currency risk

The Corporation operates in a number of countries, including Canada and Australia and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Corporation’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Australian dollars) and are therefore subject to fluctuation against the Canadian dollar.

The Corporation had the following balances in foreign currency as at June 30, 2008:

	Australian Dollar	Euro
Cash and cash equivalents	2,258,351	-
Accounts receivable	-	-
Accounts payable and accrued liabilities	74,848	184,215
Net balance	2,183,503	(184,215)
Equivalent in Canadian dollars	$2,126,732	$ 295,496

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.  The Corporation manages liquidity by maintaining adequate cash and cash equivalent balances.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term maturity.

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Half Year Report
Argosy Minerals Inc.	for the Period ended June 30, 2008

ARGOSY MINERALS INC.

The Directors declare that the Financial Statements and notes set out on pages 5-7:

(a)

Comply with Generally Accepted Accounting Standards in Canada, and

(b)

Give a true and fair review of the consolidated entity’s financial position as at June 30, 2008 and of its performance for the half year ended on that date.

In the Director’s opinion:

(a)

The financial statements and notes are in accordance with Generally Accepted Accounting Standards in Canada, and

(b)

There are reasonable grounds to believe that the Corporation will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors dated August 27, 2008.

Per:  ____________________

Cecil Bond, Director